UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

(Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On July 20, 2022, Brenmiller Energy Ltd., or the Company, announced that it will hold a Special General Meeting of Shareholders on August 25, 2022 (the “Meeting”) for shareholders of record who hold ordinary shares of the Company at the close of business on July 27, 2022.

Today, the Company is announcing that the Compensation Committee of the Company’s Board of Directors and the Board of Directors have made adjustments to certain compensation components in the Company’s proposed new compensation policy (the “New Compensation Policy”) that was included as Exhibit A to the Proxy Statement for the Meeting (included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer furnished with the Securities and Exchange Commission on July 20, 2022). The following changes have been made to the New Compensation Policy, with such changes having been adopted by the Compensation Committee of the Company’s Board of Directors and the Board of Directors on August 18, 2022. The New Compensation Policy which includes these changes will be brought for shareholder approval in item 1 on the agenda of the Meeting:

Section of New Compensation Policy	Original wording	Amended wording
2.2- Components of the Policy – Maximum Annual Cost	-	A new paragraph will be added to section 2.2 as follows: The maximum annual cost (including Basic Salary, Social Benefits, Annual Bonus, Equity-based compensation), for each office holder shall not exceed NIS3,000K.
2.5.3 – Basic Monthly Gross Salary	In any case, the basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015).	The basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015) and in any case the annual cost shall not exceed NIS1,500K.
2.9.1 – Long-term Compensation	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for the long-term compensation are as follows:	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. It shall be clarified that any office holders who is a controlling shareholder and/ or relative of controlling shareholder (as defined in the Companies Law, 5759-1999) will not be entitled to a long-term compensation according to this section. The principles for the long-term compensation are as follows:

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2.9.1.1 – Types of Equity-based Compensation	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion.	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion. Any grant of Restricted Shares or RSUs, shall be based on measurable targets and/or will be limited to 25% of the aggregate variable compensation value.
2.9.1.2 – Vesting Period	The vesting period will not be less than three years, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.	The vesting period will not be less than three years with a one (1) year cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.
2.9.1.3 – Acceleration Mechanism	The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan).	The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan), other than in the following events: (i) termination of employment- other than in case of change of control, as defined in the employment agreement; (ii) transfer of control as a result of the sale of shares from one controlling shareholders to another as part of a block-trade.
2.12.3 – Compensation to Director with Additional Expertise	In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed NIS400,000.	Removed from the New Compensation Policy.

Except as described above, no other changes have been made to the matters on the agenda for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 19, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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